Filed by CH2M HILL Companies, Ltd.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: CH2M HILL Companies, Ltd.

Commission File No. 000-27261

This filing relates to the proposed merger of CH2M HILL Companies, Ltd., a Delaware corporation (“CH2M”) with and into Basketball Merger Sub Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Jacobs Engineering Group, Inc., a Delaware corporation (“Jacobs”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of August 1, 2017, by and among CH2M, Merger Sub and Jacobs.

Gerald Vogt shares his memory of the Court Street office, with an introduction by Jacque Hinman

Recently, Gerald Vogt, a 30-year CH2M veteran and Manager of Projects for several clients in the Private Sector Major Accounts group, shared the below story with many of his colleagues, including me, that reflects on our company name. Gerald is located in our Redding, California, office, and his story starts by referencing a particular building that housed our Redding office many years ago.

His story reflects on the building, its name and what the people in that building did together to make our world better. Knowing that we rightly take a lot of pride in our CH2M name and all we have accomplished for our clients and stakeholders, Gerald gives inspiring voice to the fulfilling experience we have had as colleagues united in common purpose. Gerald provides some good perspective to remind us how a name on a building — and even a particular address — may serve as identifiers, but what makes a brand great and enduring are the people and purpose behind it.

Gerald’s words helped me remember the CH2M brand is not only about what we do and how we do it. At its heart, it’s about the why — the purpose we serve at CH2M and the passion, experience and creativity of the people who bring our purpose to life. For every year of this firm’s existence (and the predecessor firms that joined us), our people have chosen to collaborate, to innovate and to communicate and most of all, to serve our stakeholders with distinction. They have chosen to do this in a manner that emphasizes excellence, integrity, community, respect and compassion.

These choices — and how we continue to uphold them — create the ties that bind us to the brand we know and love. And it is these choices and our behaviors that will keep our brand alive. Gerald’s story reminded me of that, and I hope you’ll appreciate it as much as I did.

Thank you,

Jacque Hinman

CH2M Chairman and CEO

1525 Court Street— To some of you this address brings back memories, and others might remember it as a building across from the court house in Redding, California. 1525 Court Street was a pretty unique structure — a catacomb of hallways, offices, landings, levels and even an awesome orange tree in the parking lot. It was the home of Clair Hill and Associates and then home to CH2M HILL in Redding until 1990. It was the place where employee Fritz Carlson grilled me on Darcy’s Law (an equation that describes the flow of a fluid through a porous medium) on a Monday morning in September 1988 to determine if I was worthy to join his team of hydrogeologists.

It was the first place I had an office to call my own. I spent my first Christmas Eve there, coaxing the copiers to finish printing a large, three-volume report that had to get out to meet a client deadline.

1525 Court Street is set for demolition soon to make way for the new court house. In light of the recent news, I am struck by the symbolism of these seemingly unrelated events. Last night, as I was driving by that old building on Court Street and seeing the beginnings of its planned demolition, somehow I had a feeling everything was going to be alright, and I felt a strong sense of hope for our future.

Our great company has a solid foundation that can be attributed, in part, to the efforts of the people who occupied 1525 Court Street and buildings like it across the world. That place had a soul, a connectivity to the people in it and to those we served outside of it. As we expanded and our footprint widened, that building could no longer sustain us, and we needed more space to grow and expand. So we moved the life and soul of that structure (us!) to our current location at 2525 Airpark Drive.

Over time, we were able to successfully build our brand and extend our reach beyond our boundaries to all corners of the world where we could help our clients prosper. In time, as I drove past that old building on Court Street, I gradually lost touch with those memories of my early career and focused more on what was to come.

Driving by that structure and seeing the construction fence got me thinking about our company and about the news we heard that could potentially change our future. News that answered the concerns of the many remaining employees from 1525 Court Street who invested so much for our company to survive and thrive. News of a deal that promises to combine the incredible talent of two amazing companies — made that way because of the people.

Those same people can now unleash a collective energy and talent to help shape and reface a combined company for the future we can all appreciate and help benefit our world going forward. Buildings don’t prosper; it’s the people inside those buildings who make a difference. A building gone with a new one in its place. The name of a company gone but the will and soul of the company survives.

Are we sad or grieving over the loss of our identity? Absolutely! Especially for those of us in Redding, first removing “Hill” from our name and now this. Separation is hard. Demolition is irrevocable. Ah, but in the angst of separation and the dust of demolition comes a path that is fresh and new, that conjures excitement and possibilities and opportunity and hope. In our industry, people working together are the key ingredient to making companies prosper, and prosper we will.

I’m all in, how about you?

Additional Information and Where to Find It

In connection with the proposed acquisition of CH2M by Jacobs pursuant to the terms of an Agreement and Plan of Merger by and among CH2M, Jacobs and Merger Sub, Jacobs intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Form S-4”) that will contain a proxy statement of CH2M and a prospectus of Jacobs, which proxy statement/prospectus will be mailed or otherwise disseminated to CH2M’s stockholders when it becomes available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JACOBS, CH2M AND THE MERGER. Investors may obtain free copies of the proxy statement/prospectus when it becomes available, as well as other filings containing information about Jacobs and CH2M, without charge, at the SEC’s Internet website (http://www.sec.gov). Copies of these documents may also be obtained for free from the companies’ websites at www.jacobs.com or www.ch2m.com.

Participants in Solicitation

Jacobs, CH2M and their respective officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of CH2M in connection with the proposed transaction. Information about Jacobs’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on November 22, 2016 and its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on December 9, 2016. Information about CH2M’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on March 7, 2017, and the proxy statements for its 2017 annual meeting of stockholders, which was filed with the SEC on April 24, 2017. Investors may obtain more detailed information regarding the direct and indirect interests of Jacobs, CH2M and their respective executive officers and directors in the acquisition by reading the preliminary and definitive proxy statement/prospectus regarding the proposed transaction when it is filed with the SEC. When available, you may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This document relates to a proposed business combination between Jacobs and CH2M. This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the prospectus or any other document that Jacobs may file with the SEC in connection with the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same.  Statements made in this document that are not based on historical fact are forward-looking statements, including statements regarding whether and when the proposed transaction between Jacobs and CH2M will be consummated and the anticipated benefits thereof. Although such statements are based on management’s current estimates and expectations, and currently available competitive, financial, and economic data, forward-looking statements are inherently uncertain, and you should not place undue reliance on such statements as actual results may differ materially. We caution the reader that there are a variety of risks, uncertainties and other factors that could cause actual results to differ materially from what is contained, projected or implied by our forward-looking statements. The potential risks and uncertainties include, among others, the possibility that CH2M may be unable to obtain required stockholder approval or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; general economic conditions; the possibility of unexpected costs, liabilities or delays in connection with the transaction; risks that the transaction disrupts current plans and operations of the parties to the transaction; the ability to recognize the benefits of the transaction; the amount of the costs, fees, expenses and charges related to the transaction and the actual terms of any financings that will be obtained for the transaction; the outcome of any legal proceedings related to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement. For a description of some additional factors that may occur that could cause actual results to differ from forward-looking statements see Jacobs’s Annual Report on Form 10-K for the period ended September 30, 2016 and CH2M’s Annual Report on Form 10-K for the period ended December 30, 2016, and in particular the “Risk Factors” discussion thereunder as well as Jacobs’s and CH2M’s other filings with the Securities and Exchange Commission.  Neither Jacobs nor CH2M is under any duty to update any of the forward-looking statements after the date of this document to conform to actual results, except as required by applicable law.

Updated August 21, 2017 11:22 AM (MT)